UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-36363

VISIONSYS AI INC

2 Hammarskjold Plaza, Room 10B

Sanhe City, Langfang, Hebei Province 065201, The People’s Republic of China

Tel: +86(0316)83318177

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

VisionSys AI Inc (the “Company”) held its annual general meeting of shareholders (the “General Meeting” or “Meeting”) on June 26, 2026 at 12:00 p.m. Eastern Time at Room 1501, 15F, Building A2, Yanjing Headquarters Base Yanjiao, Sanhe City, Langfang, Hebei Province 065201 The People’s Republic of China.

Holders of the Company’s 6,982,338,812 issued and ordinary shares, whether held directly or indirectly through American Depositary Shares (the “ADSs”), consisting of 6,975,132,753 Class A ordinary Shares and 7,206,059 Class B ordinary shares, were present in person or by proxy at the General Meeting as of the record date of June 1, 2026 (the “Record Date”). Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to one hundred (100) votes on all matters subject to vote at the General Meeting. A total of 5,498,847,483 shares (consisting of 5,491,641,424 Class A ordinary shares and 7,206,059 Class B ordinary shares), representing 6,212,247,324 votes (consisting of 5,491,641,424 votes from Class A ordinary shares and 720,605,900 votes from Class B ordinary shares) and more than one-third of the total shares entitled to vote at the General Meeting, were represented in person or by proxy, and therefore constituted a quorum. The final voting results for each matter submitted to a vote of shareholders at the General Meeting are as follows:

1. Increase of Authorized Share Capital

The shareholders approved as an ordinary resolution that the authorized share capital of the Company be increased to US$260,000,000 by the creation of an additional 250,000,000,000 Class A ordinary shares of a par value of US$0.001 each to rank pari passu in all respects with the existing Class A ordinary shares (the “Increase of Authorized Share Capital”) so that immediately following the Increase of Authorized Share Capital, the authorized share capital will become:

US$260,000,000 divided into 260,000,000,000 shares comprising of (i) 259,860,000,000 Class A ordinary shares of a par value of US$0.001 each, (ii) 40,000,000 Class B ordinary shares of a par value of US$0.001 each and (iii) 100,000,000 shares of a par value of US$0.001 each of such class or classes (however designated) as the Board may determine in accordance with Article 8 of the Articles of Association.

No broker non-votes are counted.

For	Against	Abstain
6,183,659,824	26,490,000	2,177,500

2. Amendment and Restatement of Memorandum and Articles of Association

Subject to Proposal 1 above being passed at the Meeting, the shareholders approved as a special resolution to amend and restate the current fifth amended and restated memorandum and articles of association of the Company by the adoption of the sixth amended and restated memorandum and articles of association (the “Sixth Amended and Restated Memorandum and Articles of Association”) of the Company in the form attached as Exhibit A to the Proxy Statement previously distributed to shareholders in connection with the Meeting, in order to reflect certain amendments approved at this Meeting and previously approved by the shareholders of the Company relating to, among other things, the voting rights of the Class B ordinary shares, the conversion rights of the Class A ordinary shares, the implementation of scripless shares and the change of the name of the Company.

The Company notes that a clerical error exists in Article 76 of the Sixth Amended and Restated Memorandum and Articles of Association, in the form attached as Exhibit A to the Proxy Statement previously distributed to shareholders in connection with the Meeting and attached hereto as Exhibit 99.1, wherein the word “ten” should be read as “one hundred.” The change from ten (10) votes to one hundred (100) votes per Class B ordinary share was previously approved by the shareholders at the Company’s 2025 annual general meeting. The Company intends to correct this error at the annual general shareholders’ meeting in 2027. Notwithstanding the said clerical error, the correct number in Article 76 is “one hundred (100)” for all relevant purposes.

No broker non-votes are counted.

For	Against	Abstain
6,183,659,824	25,145,000	3,442,500

3. Designation of Annual General Meeting and Ratification of Annual Report

The shareholders approved as an ordinary resolution that the Meeting be designated and constitute the annual general meeting of the Company for the fiscal year ended December 31, 2026, and to ratify the annual report and audited financial statements of the Company for the fiscal year ended December 31, 2025.

No broker non-votes are counted.

For	Against	Abstain
6,176,997,324	34,775,000	555,000

EXHIBIT INDEX

Number	Description of Exhibit
99.1	Sixth Amended and Restated Memorandum and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VisionSys AI Inc

	By:	/s/ Tianlong Wang
	Name:	Tianlong Wang
	Title:	Chief Executive Officer

Date: July 1, 2026

4